September 29, 2021

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC  20549

Re:  CIK 0001011432
	Accession No. 0001461859-21-000032

On behalf of Daniel Berger, please see the response letter from William H. Caffee.

Thank you,
Amanda Blaufus
Senior Paralegal
White Summers Caffee & James, LLP
805 SW Broadway
Suite 2440
Portland, OR 97205
Phone: (503) 688-4393
Email: ablaufus@white-summers.com